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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                           VION PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)
                           VION PHARMACEUTICALS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                                CLASS A WARRANTS
                                CLASS B WARRANTS
                       (TITLES OF CLASSES OF SECURITIES)
                         927624 11 4 (CLASS A WARRANTS)
                         927624 12 2 (CLASS B WARRANTS)
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                 JOHN A. SPEARS
                           VION PHARMACEUTICALS, INC.
                                 4 SCIENCE PARK
                              NEW HAVEN, CT 06511
                                 (203) 498-4210
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                WITH COPIES TO:
                              TERENCE JONES, ESQ.
                                 WIGGIN & DANA
                               ONE CENTURY TOWER
                              NEW HAVEN, CT 06508
                                 (203) 498-4400
                                  MAY 19, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION(1)                        AMOUNT OF FILING FEE(2)
----------------------------------------------------------------------------------------------
                $11,773,689.90                                    $2,354.74
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

(1) Calculated on the basis of 4,262,383 Class A Warrants and 3,162,605 Class B Warrants outstanding which were valued at the average of the high and low prices on May 13, 1998 of $2.0782 and $0.9219 respectively.

(2) Fee calculated in accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [ ]
------------------

Amount Previously Paid: N/A                    Filing Party: N/A
Form or Registration No.: N/A                  Date Filed: N/A

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     This Schedule 13E-4 relates to an offer by Vion Pharmaceuticals, Inc., a
Delaware corporation (the "Issuer" or the "Company"), upon the terms and conditions set forth in the Offering Circular dated May 19, 1998 (the "Offering Circular"), a copy of which is filed as Exhibit (a)(2) hereto, to exchange for each outstanding Class A Warrant ("Class A Warrants"), at the holder's option, either (i) 0.438 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock") or (ii) (A) 0.254 shares of Common Stock and (B) $0.66 in cash (the "Class A Exchange Offer"). This Schedule 13E-4 also relates to an offer by the Company, upon the terms and conditions set forth in the Offering Circular to exchange for each outstanding Class B Warrant ("Class B Warrants"), at the holder's option, either (i) 0.212 shares of Common Stock or (ii) (A)
0.123 shares of Common Stock and (B) $0.32 in cash (the "Class B Exchange Offer", and together with the Class A Exchange Offer, the "Exchange Offer"). The Exchange Offer is not conditioned upon the exchange of a minimum number of Class A Warrants or Class B Warrants (collectively, the "Warrants"). In order to comply with applicable rules of The Nasdaq Stock Market, the issuance of more than an aggregate of 2,144,148 shares of Common Stock is contingent upon approval of the Company's stockholders at a special meeting scheduled to be held on June 26, 1998 (the "Meeting"). The Company is making the Class A Exchange Offer and the Class B Exchange Offer simultaneously, as the majority of the Warrants were issued as part of a unit security and the Company believes there is significant overlapping ownership of the different classes of Warrants.

     Holders of Class A Warrants and Class B Warrants ("Warrantholders") electing to exchange their Warrants prior to June 29, 1998, or such later expiration date of the Exchange Offer (the "Expiration Date"), may withdraw such election, so long as notice of withdrawal is received by American Stock Transfer & Trust Company (the "Exchange Agent") on or prior to the Expiration Date. Subject to approval at the Meeting, all Warrants exchanged, and not withdrawn, on the Expiration Date will be accepted by the Company, and the Common Stock and/or cash issuable upon the exchange of such Warrants will be delivered to the respective Warrantholders as soon as practicable after the Expiration Date.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the Company is Vion Pharmaceuticals, Inc. The address of its principal executive office is 4 Science Park, New Haven, Connecticut 06511.

     (b) The securities being sought are any and all of the Company's Class A Warrants and Class B Warrants. As of May 18, 1998, there were 4,262,383 Class A Warrants issued and outstanding (and outstanding options to purchase 275,000 Class A Warrants) and 3,162,605 Class B Warrants issued and outstanding (and outstanding options to purchase 275,000 Class B Warrants). The Company is offering to exchange for each outstanding Class A Warrant, at the holder's option, either (i) 0.438 shares of Common Stock or (ii) (A) 0.254 shares of Common Stock and (B) $0.66 in cash. The Company is offering to exchange for each outstanding Class B Warrant, at the holder's option, either (i) 0.212 shares of Common Stock or (ii) (A) 0.123 shares of Common Stock and (B) $0.32 in cash. Officers, directors and affiliates of the Company may elect to exchange their respective Warrants pursuant to the Exchange Offer.

     The following officers, directors and affiliates of the Company own
Warrants:

                                            NUMBER OF CLASS A               NUMBER OF CLASS B
                 NAME                   WARRANTS BENEFICIALLY HELD    WARRANTS BENEFICIALLY HELD(1)
                 ----                   --------------------------    -----------------------------
Michael C. Kent(2)....................             9,405                           9,405
E. Donald Shapiro(3)..................            18,150                           4,400
John A. Spears(4).....................             7,700                           7,700
Thomas E. Klein(5)....................            10,040                          16,450
Thomas Mizelle(6).....................             2,732                           7,682
Kalman Renov(7).......................           130,900                         129,800

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(1) Class B Beneficial Ownership amounts do not include one Class B Warrant issuable upon exercise of each outstanding Class A Warrant.

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(2) Mr. Kent is a director of the Company. All indicated Warrants are owned by
    Mr. Kent's wife, and Mr. Kent disclaims beneficial ownership of these Warrants.

(3) Mr. Shapiro is a director of the Company.

(4) Mr. Spears is President and Chief Executive Officer of the Company and is also a director of the Company.

(5) Mr. Klein is Vice President -- Finance and Chief Financial Officer of the Company. 440 of the indicated Class A Warrants and 2,860 of the indicated Class B Warrants are owned of record by Mr. Klein's wife and children.

(6) Mr. Mizelle is Vice President -- Operations of the Company. Included are 312 Class A Warrants and 312 Class B Warrants owned of record by Mr. Mizelle's children.

(7) Consists of (i) 1,100 Class A Warrants owned by a family partnership of which Mr. Renov is president (ii) 102,300 Class A Warrants and 102,300 Class B Warrants underlying an option to purchase such Warrants held by Mr. Renov's wife and (iii) 27,500 Class A Warrants and 27,500 Class B Warrants underlying an option to purchase such Warrants held by D.H. Blair & Co., Inc., an entity of which Mr. Renov and his wife are stockholders.

     (c) The Class A Warrants and Class B Warrants are traded on the Nasdaq SmallCap Market and have been traded on such market since August 1995. Further information concerning the principal market in which the Warrants are traded and the trading prices thereof is incorporated herein by reference to the section captioned "Price Range of Common Stock and Warrants" in the Offering Circular.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration offered by the Company in exchange for the Warrants consists, at the holder's option, of (i) authorized shares of Common Stock or
(ii) cash and authorized shares of Common Stock. Payments of cash, assuming all Warrantholders (including holders of options to purchase Warrants) elect to exchange and elect option (ii) above, will equal $4,094,706. The Company would pay such amount from its current cash and cash equivalents or revenues.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Except as described below, there are no present plans or proposals which relate or would result in:

          (a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of any such securities by any such person, except that, as set forth under "Recent Developments" in the Offering Circular, the Company has entered into a letter of intent with regard to a proposed private placement of preferred stock. However, the Company has not executed definitive agreements regarding such financing, and there can be no assurance that definitive agreements will be entered into in the near future, or at all;

          (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer, except that the holders of the preferred stock issuable in connection with the proposed private placement set forth in subsection
     (a), above, would have the right to nominate one of the members of the Board of Directors of the Company;

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          (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, other than as described in
     Section 3(a), above;

          (f) Any other material change in the Company's corporate structure or business;

          (g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inner-dealer quotation system of a registered national securities association; except that if the number of Warrants or Warrantholders is significantly reduced pursuant to the Exchange Offer, the Class A Warrants and/or Class B Warrants may no longer meet the NASDAQ SmallCap Market's quotation guidelines and may cease to be quoted through the NASDAQ SmallCap Market, as described in the section of the Offering Circular captioned "Risk Factors -- Possible Absence of Public Market Following Exchange Offer," incorporated herein by reference;

          (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless as a result of the Exchange Offer, the Class A Warrants or Class B Warrants are held of record by fewer than 300 persons, in which event the registration of Class A Warrants and/or Class B Warrants is eligible to be terminated; or

          (j) The suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor, to the best knowledge of the Company, any of the executive officers, directors or affiliates of the Company or any associate of any of the foregoing, has engaged in any transactions involving the Warrants during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Company nor, to the best knowledge of the Company, any of the executive officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Exchange Offer with respect to securities of the Company which would require disclosure under applicable rules and regulations of the Exchange Act.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No person or class of persons has been employed, retained or is to be compensated by the Company to make solicitations or recommendations in connection with the Exchange Offer. The Company has retained Corporate Investor Communications, Inc. (the "Information Agent") to act as Information Agent and American Stock Transfer & Trust Company (the "Exchange Agent") to act as Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of Warrants by mail, telephone, facsimile transmission, electronic mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent will each receive reasonable and customary compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their services, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Exchange Agent has been retained to make solicitations or recommendations in their respective roles as Information Agent and Exchange Agent, and the fees to be paid to them will not be based on the number of Warrants tendered pursuant to the Exchange Offer.

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ITEM 7.  FINANCIAL INFORMATION.

     (a)(1) Incorporated by reference to the Company's most recent annual report on Form 10-KSB, which is included as Appendix A to the Offering Circular and is incorporated herein by reference.

     (a)(2) Incorporated by reference to the Company's most recent quarterly report on Form 10-QSB, which is included as Appendix B to the Offering Circular and is incorporated herein by reference.

     (a)(3) Not applicable.

     (a)(4) The Company's book value per share as of December 31, 1997 was $1.20, and the Company's book value per share as of March 31, 1998 was $0.91.

     (b)(1)-(3) Incorporated by reference to "Selected Financial Information" set forth in the Offering Circular.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Neither the Company nor, to the Company's knowledge, any of its executive officers, directors or affiliates is a party to any present or proposed contract, arrangement, understanding or relationship between them and the Company that is material to a decision by a Warrantholder whether to sell, tender or hold the Warrants.

     (b) The sole regulatory requirement that must be obtained in connection with the issuance of more than an aggregate of 2,144,148 shares of Common Stock pursuant to the Exchange Offer is the approval of the Company's stockholders at a special meeting scheduled to be held on June 26, 1998 (the "Meeting"). The Meeting is required to comply with the terms of NASDAQ Rule 4310(c)(25)(H)(i)d which requires stockholder approval of the issuance, under certain circumstances, of securities representing more than 20% of the then-outstanding class of such securities.

     (c) Not applicable.

     (d) None.

     (e) Other than the information contained in the Offering Circular, there is no additional material information which is necessary to make the above required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Letter to Warrantholders dated May 19, 1998.

     (a)(2) Offering Circular dated May 19, 1998.

     (a)(3) Form of Letter of Transmittal.

     (a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (collectively, the "Brokers").

     (a)(5) Form of letter from the Brokers to customers.

     (a)(6) Form of press release issued by the Company.

     (a)(7) Notice of Guaranteed Delivery.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b) Not applicable.

     (c) Not applicable.

     (d) None.

     (e) Not applicable

     (f) None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VION PHARMACEUTICALS, INC.

                                          By:      /s/ JOHN A. SPEARS
                                            ------------------------------------
                                            Name: John A. Spears
                                            Title: President and Chief Executive
                                              Officer

Date: May 18, 1998

                                 EXHIBIT INDEX

EXHIBIT
-------
(a)(1)   Letter to Warrantholders dated May 19, 1998.
(a)(2)   Offering Circular dated May 19, 1998.
(a)(3)   Form of Letter of Transmittal.
(a)(4)   Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (collectively, the "Brokers").
(a)(5)   Form of letter from the Brokers to customers.
(a)(6)   Form of press release issued by the Company.
(a)(7)   Notice of Guaranteed Delivery.
(a)(8)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.

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